Filed by Cell Therapeutics, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 13e-4
under the Securities Exchange Act of 1934
Subject Company: Cell Therapeutics, Inc.
Commission File No.: 333-101292

Cell Therapeutics, Inc. Management To Hold
a Conference Call on December 18

December 17, 2002 Seattle—On Wednesday, December 18, 2002, at 4:00 p.m. Eastern/1:00 p.m. Pacific time, members of Cell Therapeutics, Inc.’s (CTI) (NASDAQ: CTIC) management team will host an end-of-the-year conference call to discuss the Company’s exchange offer for the convertible subordinated notes and the recent announcement regarding its agreement with Nippon Shinyaku. The Company will also review product and development highlights for 2002 and discuss upcoming milestones.

Wednesday, December 18
4:00 p.m. Eastern/1:00 p.m. Pacific
1-888-202-2422 (US Participants)
1-913-981-5592 (International)
Passcode: 571902

Live audio webcast at
www.cticseattle.com Archived for post listening
approximately 2 hours after call ends

Call–Back Numbers for Post Listening:
1-888-203-1112 (US Participants)
1-719-457-0820 (International)
Entry code: 571902

Page 2 of 2	Management Conference Call

About Cell Therapeutics, Inc.

Based in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.cticseattle.com.

This announcement includes forward-looking statements that involve a number of risks and uncertainties, the outcome of which could materially and/or adversely affect actual future results. Risks and uncertainties which could materially and/or adversely affect actual results of CTI are those related to CTI’s products under development, including risks associated with preclinical and clinical developments in the biopharmaceutical industry in general and with CTI’s products under development in particular including, without limitation, the potential failure of all compounds to prove safe and effective for treatment of disease, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling CTI’s products under development, and the risk factors listed or described from time to time in the Company’s filings with the Securities and Exchange Commission including, without limitation, the Company’s most recent filings on Forms 10-K, 8-K, S-3, S-4 and 10-Q.

Additional Information and Where To Find It

CTI has filed a registration statement on Form S-4 and a prospectus in connection with the exchange offer. Investors and holders of notes are encouraged to read the registration statement and the prospectus. The registration statement and the prospectus contain important information about CTI, the exchange offer and related matters. Investors and holders of notes may obtain free copies of the documents through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

In addition to the registration statement and the prospectus, CTI files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed with the Securities and Exchange Commission by CTI at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at any of the other public reference rooms of the Securities and Exchange Commission in New York, Chicago and Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. CTI’s filings with the Securities and Exchange Commission are also available to the public from commercial retrieval services and at the web site maintained by the SEC at www.sec.gov